EXHIBIT 12.2

             TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

                COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
                      CHARGES AND PREFERRED STOCK DIVIDENDS

                                   (Unaudited)

                           (In millions except ratios)

                                                                       Year
                                               1997        1996        1995        1994        1993
Fixed charges:
 Interest expense (1)                        $ 726       $ 731       $ 791       $ 651       $ 650
 Distributions on preferred securities of
    subsidiary trust, net of income taxes       26          23           -           -           -
 Estimated interest portion of rents            39          35          34          36          38

    Total fixed charges                      $ 791       $ 789       $ 825       $ 687       $ 688


Income:
 Income from continuing operations
    before income taxes and distributions
    on preferred securities of subsidiary
    trust                                    $ 948       $ 827       $ 690       $ 623       $ 470
 Fixed charges (2)                             765         766         825         687         688

    Adjusted income                         $1,713      $1,593      $1,515      $1,310      $1,158

Ratio of income to fixed charges              2.17        2.02        1.84        1.91        1.68

________________________

(1) Includes  interest unrelated to borrowings of  $12  million  in  1997,  $11
    million  in 1996, $23 million in 1995,   $27 million in 1994 and $25 million
    in 1993.
(2) Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes in 1997 and 1996.